EXHIBIT 12.2

United Dominion Realty, L.P.
Computation of Ratio Earnings to Fixed Charges
(Dollars in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Income/(loss) from continuing operations	$256	$(8,390)	$(9,527)	$(22,649)

Add from continuing operations:
Interest on indebtedness	9,847	13,948	35,708	38,927
Portion of rents representative of the interest factor	416	403	1,242	1,198
	$10,519	$5,961	$27,423	$17,476
Fixed charges from continuing operations:
Interest on indebtedness	$9,847	$13,948	$35,708	$38,927
Capitalized interest	1,151	445	2,470	1,356
Portion of rents representative of the interest factor	416	403	1,242	1,198
Fixed charges	$11,414	$14,796	$39,420	$41,481

Ratio of earnings to fixed charges	—	—	—	—
For the three months ending September 30, 2012 and 2011, the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $895,000 and $8.8 million, respectively.
For the six months ending September 30, 2012 and 2011. the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $12.0 million and $24.0 million, respectively.